02054995

STATES
HANGE COMMISSION
Washington, D.C. 20549

VF 12-6-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28600

SEC MAIL PROCESSING RECEIVED NOV 29 2002 153 D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Searle 203-869-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue (Address) New York, (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent's Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Searle & Co.

CONTENTS

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. as of September 30, 2002 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz + Ullmann, P.C.

November 21, 2002

Exhibit "A"

Searle & Co.
Statement of Financial Condition
September 30, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 96,995
Marketable securities	314,448
Receivable from clearing broker	196,238
Accounts receivable (net of allowance for bad debts of $4,000)	121,283
Investment securities	52,600
Prepaid income taxes	1,800
Deferred income taxes	10,500
Total current assets	793,864
Property and equipment (net)	46,508
Total assets	$840,372

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 53,189
Stockholder's Equity:	
Common stock, $1 par value, 2,700 shares authorized and issued	2,700
Additional paid-in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	812,290
Total stockholder's equity	787,183
Total liabilities and stockholder's equity	$840,372

See independent auditor's report and accompanying notes to financial statements.

Exhibit "B"

Searle & Co.
Statement of Income
Year Ended September 30, 2002

Revenue:	
Brokerage commissions	$ 753,761
Principal transactions	2,299,280
Fee income	1,160,522
Dividend and interest income	136,269
Realized gain on sale of marketable securities	5,599
Unrealized loss on marketable securities	(73,401)
Total revenue	4,282,030
Expenses:	
Employee compensation	1,385,182
Commissions	1,939,223
Clearance charges	157,226
Mortgagee fees	351,382
Travel	15,557
Office expenses	27,793
Rent	36,660
Tickers and quotation service	56,610
Insurance	75,015
Advertising and marketing	11,627
Telephone and utilities	40,777
Payroll and sales taxes	46,077
Entertainment	12,004
Professional fees	33,592
Contributions to profit sharing plan	7,500
Repairs and maintenance	3,054
Gifts	6,469
Miscellaneous expenses	4,471
Depreciation	22,330
Dues and subscriptions	9,566
Charitable contributions	1,255
Postage	14,248
Automobile expense	20,624
Bad debt expense	4,000
Customer adjustments	18,639
Payroll service fee	2,913
Total expenses	4,303,794
Loss before income tax benefit	(21,764)
Income tax benefit	5,600
Net loss	$ (16,164)

See independent auditor's report and accompanying notes to financial statements.

Exhibit "C"

Searle & Co.
Statement of Cash Flows
Year Ended September 30, 2002

Increase/(decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss		$ (16,164)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 22,330	
Unrealized loss on investment securities	73,401	
Realized gain on investment securities	(5,599)	
Deferred income taxes	(21,300)	
Changes in assets and liabilities:		
Increase in receivable from clearing broker	(146,986)	
Decrease in accounts receivable	35,713	
Decrease in prepaid income taxes	15,700	
Decrease in accounts payable and accrued expenses	(78,698)	
Total adjustments		(105,439)
Net cash used for operating activities		(121,603)
Cash flows from investing activities:		
Purchase of equipment	(10,893)	
Purchase of marketable securities	(188,449)	
Proceeds from sales of marketable securities	273,667	
Net cash provided by investing activities		74,325
Net decrease in cash and cash equivalents		(47,278)
Cash and cash equivalents - October 1, 2001		144,273
Cash and cash equivalents - September 30, 2002		$ 96,995

See independent auditor's report and accompanying notes to financial statements.

Exhibit "D"

Searle & Co.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2002

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2001	$2,700	$45,526	$(73,333)	$828,454	$803,347
Net loss	-	-	-	(16,164)	(16,164)
Balances September 30, 2002	$2,700	$45,526	$(73,333)	$812,290	$787,183

See independent auditor's report and accompanying notes to financial statements.

Searle & Co.
Notes to Financial Statements

1. Organization and Nature of Business

Searle & Co. (the "Company") operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its revenue earned from its suburban Philadelphia office is derived primarily from investment and reporting services provided for Federal Housing Administration assisted properties.

2. Summary of Significant Accounting Policies

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market. The resulting difference between cost and market is recorded as unrealized gain or loss. Investment securities that are not readily marketable are recorded at cost.

Commissions and Fees:
Commission income and expenses on customers' securities transactions are recorded on a trade date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Fee income and related mortgagee fee expenses are recorded when services rendered giving rise to such income have been completed.

Depreciation:
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

Statement of Cash Flows:
For purposes of the statement of cash flows, the Company considers cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. Marketable Securities

Marketable securities consist of investment securities at market value as follows:

Obligations of U.S. Government	$ 14,792
State and municipal obligations	154,827
Corporate stocks	112,124
Corporate bonds, debentures and notes	32,705
Total	$314,448

4. Property and Equipment

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$140,450
Office equipment	14,474
Leasehold improvements	10,647
	165,571
Less: accumulated depreciation	119,063
Net book value	$ 46,508

Depreciation expense charged to operations is $22,330 for the year.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or if larger, one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2002, the Company's net capital exceeds such capital requirements by $429,643 and the ratio of aggregate indebtedness $(53,189) to net capital $(529,643) is .1004 to 1.

6. Income Taxes

The Company computes its tax in accordance with the tax provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income tax/(tax benefit) includes the following at September 30, 2002:

	Current	Deferred	Total
Federal income tax expense/(benefit)	$ 9,300	$(12,400)	$(3,100)
State and local tax expense/(benefit)	6,400	(8,900)	(2,500)
	$15,700	$(21,300)	$(5,600)

A reconciliation of the difference between the expected income tax expense/(benefit) computed at the U.S. statutory income tax rate and the Company's income tax expense/(benefit) is summarized as follows:

Expected income tax expense/(benefit) at U.S. statutory tax rate	$(3,265)
(Increase) decrease in tax benefit from:	
State and local income tax benefit, net of federal income tax benefit	(2,125)
Corporate dividends received deduction and tax-exempt income	(1,245)
Other	1,035
	$(5,600)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax asset is as follows:

Unrealized loss on securities	$15,300
Depreciation	(4,800)
	$10,500

7. Lease Commitments

The Company leases office space at two locations, one of which is owned by related parties (See note 8). The lease for the other premises is for a one year period and is renewed annually. Rental expense for the use of the premises, net of sublease rental income of $16,650, is $10,260 for the year.

8. Related Party Transaction

One of the Company's offices is owned by its shareholder and family. The Company has not executed a lease for occupancy of the premises. It makes monthly rent payments of $2,200 which are approximately equivalent to the owners' mortgage payments and common area maintenance fees. The Company pays the operating expenses, exclusive of real estate taxes, related to the premises. The total amount of rent expense paid to the related parties is $26,400 for the year.

9. Profit Sharing Plan

The Board of Directors has established a profit sharing plan for all full time employees who have at least one full year of service. The annual contribution, which is determined by the Board of Directors, is limited to the lesser of firm profits or statutory limitation. For the fiscal year ended September 30, 2002, the amount contributed is $7,500.

10. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Schedule "1"

Searle & Co.
Computation of Net Capital Under S.E.C. Rule 15c3-1
September 30, 2002

Stockholder's equity, per statement of financial condition		$787,183
Less: Nonallowable assets		
Property and equipment (net)	$ 46,508	
Accounts receivable	121,283	
Investment securities, not readily marketable	52,600	
Other current assets	12,300	232,691
Tentative net capital		554,492
Less: Capital charge on marketable securities	$ 23,511	
Capital charge on money market fund	166	
Undue concentration	1,172	24,849
Net capital		529,643
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)		100,000
Net capital in excess of minimum requirements		$429,643
Aggregate Indebtedness:		
Accounts payable and accrued expenses		$ 53,189
1/15th of Aggregate Indebtedness		$ 3,546
Ratio of Aggregate Indebtedness to Net Capital		.1004 to 1

See independent auditor's report.

Schedule "2"

Searle & Co.
Reconciliation of Net Capital
Pursuant to S.E.C. Rule 17a-5 (d) (4)
September 30, 2002

Net capital, per Form X-17a-5 as of September 30, 2002, unaudited		$447,963
Add: Adjustment for nonallowable assets	$ 20,841	
Differences in capital charges	1,029	
Net audit adjustments	59,810	
		81,680
Net capital per accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1		$529,643

See independent auditor's report.

Searle & Co.
Computation for Determination of
Reserve Requirements Under Rule 15c3-3
September 30, 2002

The Company was exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended September 30, 2002.

See independent auditor's report.

Searle & Co.
Information Relating to the
Possession or Control Requirements Under Rule 15c3-3
September 30, 2002

The Company was exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended September 30, 2002.

See independent auditor's report.

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA SEC Practice Section
New York State Society of CPAs

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Searle & Co.
Greenwich, CT

In planning and performing our audit of the financial statements of Searle & Co. for the year ended September 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Searle & Co., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than those specified parties.

Horowitz + Ullmann, P.C.

November 21, 2002

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
WASH. D.C. 153 SECTION

SEARLE & CO.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002